10029956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 23 2010
Washington, DC
110

SEC FILE NUMBER
8- 67706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KC Ward Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4175 Veterans Memorial Highway
(No. and Street)

Ronkonkoma (City) NY (State) 11779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Ward CEO 631-981-6803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muhlstock & Associates, CPA'S, PLLC
(Name – *if individual, state last, first, middle name*)

21 Penn Plaza - Suite 1006 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/8/10

OATH OR AFFIRMATION

I, LOUIS WARD, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KC WARD FINANCIAL, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"NONE"

Louis Ward
Signature

MANAGING MEMBER/CEO
Title

Russell J. Speranza
Notary Public

RUSSELL J. SPERANZA
NOTARY PUBLIC STATE OF NEW YORK
NO. 01SP4747588
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 2/28/10

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KC WARD FINANCIAL, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

KC WARD FINANCIAL, LLC

TABLE OF CONTENTS

M&A

MUHLSTOCK & ASSOCIATES, CPA'S, PLLC

INDEPENDENT AUDITORS' REPORT

To the Member
KC Ward Financial, LLC

We have audited the accompanying statement of financial condition of KC Ward Financial, LLC as of December 31, 2009, and the related statements of income, member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KC Ward Financial, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Muhlstock & Associates CPA's PLLC

New York, New York
February 2, 2010

MUHLSTOCK & ASSOCIATES, CPA'S, PLLC
Certified Public Accountants
21 Penn Plaza
New York, NY 10001
(212) 290-2790, Fax (212) 290-2590

KC WARD FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Assets		
Cash and cash equivalents	$ 1,238	
Receivable from clearing broker	171,246	
Deposits - CRD	514	
Other assets - Deposits Legent.	25,069	
- Loans to member	27,000	
Total assets		$ 225,067

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Account payable, accrued expenses, and commissions payable	$ 112,917	
Loan payable - member	9,700	
Total liabilities		$ 122,617
Member's equity		
Member's capital	142,300	
Accumulated deficit	(39,850)	
Total member's equity		102,450
Total liabilities and member's equity		$ 225,067

See accompanying notes to financial statements

KC WARD FINANCIAL , LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$ 2,057,254
Interest and dividends	93
Total revenues	2,057,347
Expenses	
Employee compensation and related benefits	1,486,244
Administrative fees	366,000
Registration and memberships	67,867
Insurance and bonding	18,838
Clearance	31,297
Other	50,836
Total expenses	2,021,082
Net income	$ 36,265

See accompanying notes to financial statements

KC WARD FINANCIAL, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance - beginning of year	$ 66,185
Capital contributions	-
Net income	36,265
Distributions	-
Balance - end of year	$ 102,450

See accompanying notes to financial statements

KC WARD FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net income		$ 36,266
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities		
Increase (decrease) in cash attributable to changes in assets and liabilities		
Receivable from clearing broker	$ (46,048)	
Deposits crd	3,925	
Member's loans	(31,800)	
Accounts payable and accrued expenses	(4,000)	
Commissions payable	42,773	
Total adjustments		(35,150)
Net cash provided by operating activities		1,116
Net increase in cash and cash equivalents		1,116
Cash and cash equivalents - beginning of year		122
Cash and cash equivalents - end of year		$ 1,238

See accompanying notes to financial statements

NOTE 1 NATURE OF OPERATIONS

KC Ward Financial, LLC (the Company) is a broker-dealer located in Ronkonkoma, New York. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations are comprised of agency commission transactions.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents

The Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue and expense recognition from securities transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Securities owned, at market

All investments owned are valued at market and unrealized gains and losses are reflected in revenue.

Income taxes

The members of the Company have elected to treat the Company as disregarded entity for federal and state income tax purposes. As such, the individual member is liable for the taxes on LLC income and receives the benefit of LLC losses.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 COMMITMENT AND RELATED PARTY TRANSACTIONS

The Company is obligated under an administrative services agreement with Network Partners Inc. (NPI), a New York Corporation owned by the Company's member. The agreement expires in 2013 and calls for NPI to provide administrative services to the Company for a fee equal to NPI's actual costs plus 10%, not to exceed 20% of the expenses of the Company. Administrative fees were approximately $366,000 for 2009 and the accounts payable and accrued expenses were approximately $12,100 at December 31, 2009.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $74,930, which was approximately $66,762 in excess of its minimum required net capital of $8,174.

NOTE 5 EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6 OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement with Legent clearing, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

NOTE 6 **OFF-BALANCE - SHEET RISK AND CONCENTRATION OF CREDIT RISK - Continued**

In addition, all of the Company's securities transactions and the receivable from the clearing broker at December 31, 2009 are pursuant to this clearance agreement.

In the normal course of business, the Company's customers' activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 7 CONTINGENCIES

The Company has not been named in any arbitrations.

NOTE 8 RETIREMENT PLAN

At present, the Company does not offer or maintain a retirement plan of any sort, and has no plan to initiate one in the foreseeable future.

M&A
MUHLSTOCK & ASSOCIATES, CPA'S, PLLC

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
KC Ward Financial, LLC

Our report on our audit of the basic financial statements of KC Ward Financial, LLC as of and for the year ended December 31, 2009 appears on Page 1. The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Muhlstock & Associates CPA's PLLC

New York, New York
February 2, 2010

MUHLSTOCK & ASSOCIATES, CPA'S, PLLC
Certified Public Accountants
21 Penn Plaza
New York, NY 10001
(212) 290-2790, Fax (212) 290-2590

KC WARD FINANCIAL, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital		
Total member's equity	$ 102,450	
Less - nonallowable assets, other assets	(27,514)	
Net capital before haircuts	74,936	
Haircuts	-	
Net capital		$ 74,936
Aggregate indebtedness		
Accounts payable, accrued expenses, and commissions payable	122,617	
Total aggregate indebtedness		122,617
Computed minimum net capital required (6 2/3% times aggregate indebtedness of $122,617)		8,174
Minimum dollar net capital required		5,000
Excess net capital ($74,936 - $8,174)		$ 66,762
Percentage of aggregate indebtedness to net capital		163.63%

There were no material differences noted between the computation of net capital under rule 15c3-1of the securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 26, 2010 as filed by the Company

KC WARD FINANCIAL, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009 Schedule II

The provision of Rule 15c3-3 are not applicable to the Company as of December 31, 2009 in accordance with Rule 15c3-3(k)(2)(ii).

M&A

MUHLSTOCK & ASSOCIATES, CPA'S, PLLC

To the Member
KC Ward Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedules of KC Ward Financial, LLC (the "Company") as of and for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MUHLSTOCK & ASSOCIATES, CPA'S, PLLC
Certified Public Accountants
21 Penn Plaza
New York, NY 10001
(212) 290-2790, Fax (212) 290-2590

M&A

MUHLSTOCK & ASSOCIATES, CPA'S, PLLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of KC Ward Financial, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Muhlstock & Associates CPA's PLLC

New York, New York
February 2, 2010